Exhibit 99.1

IAMGOLD’S FOCUS ON ORGANIC GROWTH YIELDS POSITIVE RESULTS:
YEAR-END GOLD RESERVES INCREASE BY 13%;
NIOBIUM RESERVES INCREASE BY 34%

Toronto, Ontario, February 10, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced its 2010 year-end mineral reserve and resource statement.  Highlights include:

•	Total attributable proven and probable gold reserves increased from a year ago by 1.9 million ounces (net of depletion), or 13%, to 16.4 million ounces. Primarily due to a:
o	1.1 million ounce, or 22%, increase at Rosebel Gold Mine.
o	0.8 million ounce, or 58%, increase at Sadiola Gold Mine.
•
Total attributable measured and indicated resources (inclusive of reserves) now stand at 21.4 million ounces and inferred resources now stand at 8.0 million ounces, representing a net gain of 1.6 million ounces and a net decrease of 0.9 million ounces, respectively.

•	Total proven and probable mineral reserves of niobium increased by 34% to 243.8 million kilograms of contained Nb2O5.

 “The best return we can generate for our shareholders is to invest in our long-life, low-cost, world-class assets that include the Rosebel and Essakane mines, as well as the Westwood development project that is expected to start production in early 2013,” said Steve Letwin, President and CEO of IAMGOLD.  “The first step is to ensure that the geological potential to grow is robust, and once again in 2010 we have grown our reserve and resource estimates substantially.  The 34% growth in our niobium reserves reinforces our strategy to unlock the value of this long-life asset.  This potential for growth combined with our prospects for surfacing value from the Company’s undervalued assets, make a compelling growth opportunity.”

At the Rosebel Gold Mine in Suriname, attributable measured and indicated mineral resources (inclusive of mineral reserves and depletion replacement) increased by 0.7 million ounces to 7.5 million attributable ounces compared to a year ago.  Attributable proven and probable mineral reserves at Rosebel increased by 1.1 million ounces net of depletion.  This reserve increase was driven by the successful infill and exploration drilling programs on the Pay Caro, Mayo and Rosebel deposits, and to a lesser degree by the gold price increase (representing 0.2 million ounces).  None of the increase in resources or reserves yet includes any contribution from the new Charmagne discovery, which is still undergoing exploration and modeling work for incorporation into reserves and resources later this year.

Since 2004, more than 6.3 million ounces have been added to the mineral reserve at Rosebel at a cost of less than $10 an ounce. An aggressive 95,000 metre drill program for 2011 is designed to pursue additional priority targets along the favourable geological horizons in the vicinity of the known deposits, remaining focused on converting resources to reserves while defining new resources.  The Company will also explore other exploration-stage targets on the mine lease concession and the surrounding exploration concessions.

The Essakane mine in Burkina Faso achieved a 0.1 million ounce increase, both in attributable mineral reserves and indicated resources (inclusive of reserves) which now stand at 4.0 million ounces and 4.4 million ounces, respectively. The main goal of the 40,647 metres drilled in 2010 was to focus on the lateral extensions as well as the eastern plunge of the Essakane Main Zone (“EMZ”) deposit. During the first half of 2010, drilling activities were concentrated on the southern portion of the deposit. The assay results from the majority of the holes were generally slightly lower than estimated in the resource block model.  The northern on-strike extension of the EMZ was drilled later during the year and several significant intersections were encountered.  That sector has shown the best, most consistent results so far and the highest potential for future increases to reserves and resources within the EMZ. This is the priority target for the 2011 near-mine drilling program.  As previously reported, an aggressive regional exploration program is also planned for 2011 at Essakane.

The resource estimate on the Westwood Project in the Canadian province of Quebec was updated in October 2010. The global resources increased by 0.2 million ounces, or 6%, compared to the June 2009 estimate. More than 98,650 metres have been drilled since the previous estimate, and the conversion from inferred to indicated resources was successful in the areas drilled using the current underground infrastructures. The lenses that were drilled with tighter drill spacing show very good grade continuity and lateral extensions. The indicated resources increased from 98,000 ounces in June 2009 to 269,000 ounces in October 2010. Most of the mineral resources at Westwood remain classified as inferred and are now estimated at 3.5 million ounces; however, the level of confidence in the resources and the mineralization continuity is increasing year after year.  Ongoing drilling programs, planned for 82,000 metres in 2011, are aimed at finding additional inferred resources and continued upgrading of existing inferred mineral resources to measured and indicated categories.

At the joint venture Sadiola Gold Mine in Mali, attributable measured and indicated mineral resources increased by 34% from 2.6 million ounces to 3.5 million ounces. The majority of the increase is ascribed to the conversion from inferred to indicated resources on the Sadiola Sulphide deposit. The attributable proven and probable mineral reserve increased by 58% from 1.5 million ounces to 2.3 million ounces and is mainly due to the Sadiola Sulphide deposit (+0.7 Moz) and also by the contribution (+0.2 Moz) of the satellite deposits FE3, FE4 and Tambali. The potential to add more resources and reserves to the Sadiola Sulphide deposit as well as to the other satellite deposits remains excellent and will be pursued in 2011.

Mineral reserves and mineral resources for IAMGOLD’s gold mines for the 2010 year-end statement were estimated using a $975 per ounce gold price (unless otherwise indicated on the tables below) for mineral reserves and a $1,100 per ounce price for mineral resources.  For open pit operations, resources are constrained within an economic pit shell.  For the 2009 year end mineral reserve and mineral resource statement, an $850 per ounce gold price for mineral reserves and a $1,000 per ounce price for mineral resources were used.

As of December 31, 2010, niobium proven and probable mineral reserves at the Niobec Mine in the Canadian province of Quebec have increased significantly by 34% to 243.8 million kilograms of contained Nb2O5.  This increase is a result of infill drilling and underground development that permitted the conversion of inferred to indicated and measured mineral resources in blocks 4, 5 and 6.  The Company also increased inferred mineral resources by 97.2 million kilograms of contained Nb2O5 to now stand at 316.3 million kilograms of contained Nb2O5, as a result of drilling on the lateral extension of the lenses in blocks 4, 5 and 6 and also by the use of a lower cutoff grade for inferred resources. For 2010, reserves have been calculated at a cutoff of 2.31 kg Nb2O5 per tonne and inferred resources have been calculated at a cutoff of 1.94 kg Nb2O5 per tonne.  The Niobec deposit has demonstrated very good tonnage and grade continuity since the opening of the mine in 1976. The deposit remains open at depth and the confidence is high that additional drilling will increase the resource base.

Technical Information and Qualified Person/Quality Control Notes
The  mineral  resource  estimates  contained in this news release have been prepared  in  accordance  with  National  Instrument  43-101  Standards  of Disclosure  for  Mineral  Projects  (“NI 43-101”), JORC and/or SAMREC.  The “Qualified  Person” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geology. Réjean is considered a  “Qualified Person” for the purposes of National  Instrument  43-101  with  respect  to  the  mineralization  being reported  on.  The  technical information has been included herein with the consent  and  prior  review  of  the  above  noted  Qualified  Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

Table 1: Consolidated Mineral Reserves and Resources
As at December 31, 2010

Attributable Contained Ounces of Gold (000)
Total Proven & Probable Reserves	16,431

Total Measured & Indicated Resources (includes Reserves)	21,419
Total Inferred Resources	8,032

Table 2: Mineral Reserves and Resources of Gold Operations

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
	December 31,2010
GOLD OPERATIONS	Tonnes (000)	Grade (g/t)	Ounces Contained (000)	Attributable Contained Ounces (000)
Rosebel (5), Suriname				(95%)
Proven Reserves	101,070	1.1	3,493	3,318
Probable Reserves	79,972	1.1	2,709	2,574
Subtotal	181,042	1.1	6,202	5,892
Measured Resources	151,110	1.0	4,865	4,622
Indicated Resources	93,114	1.0	3,062	2,909
Inferred Resources	18,487	1.1	641	609
Essakane (6), Burkina Faso				(90%)
Probable Reserves	107,465	1.3	4,461	4,015
Subtotal	107,465	1.3	4,461	4,015
Measured Resources	-	-	-	-
Indicated Resources	122,067	1.2	4,834	4,351
Inferred Resources	41,200	1.3	1,670	1,503
Mupane (7), Botswana				(85-100%)
Proven Reserves	1,283	1.6	64	64
Probable Reserves	1,172	1.9	72	66
Subtotal	2,455	1.7	136	130
Measured Resources	1,795	2.0	118	118
Indicated Resources	1,683	2.4	127	120
Inferred Resources	926	2.6	78	77
Sadiola (8), Mali				(41%)
Proven Reserves	5,683	3.0	540	221
Probable Reserves	86,022	1.8	5,065	2,076
Subtotal	91,705	1.9	5,605	2,297
Measured Resources	23,420	1.4	1,051	431
Indicated Resources	130,088	1.8	7,438	3,050
Inferred Resources	44,558	1.7	2,419	991
Yatela (8), Mali				(40%)
Proven Reserves	702	0.8	18	7
Probable Reserves	3,089	1.8	177	71
Subtotal	3,791	1.6	195	78
Measured Resources	2,233	0.9	64	26
Indicated Resources	3,806	2.1	258	103
Inferred Resources	2,048	1.9	123	49
Doyon Division (9),Quebec				(100%)
Proven Reserves	66	14.7	31	31
Probable Reserves	109	11.9	42	42
Subtotal	175	13.0	73	73
Measured Resources	391	6.0	75	75
Indicated Resources	1,217	5.0	197	197
Inferred Resources	2,960	5.6	529	529

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
	December 31,2010
GOLD OPERATIONS	Tonnes (000)	Grade (g/t)	Ounces Contained (000)	Attributable Contained Ounces (000)
Westwood (10), Quebec				(100%)
Indicated Resources	719	11.6	269	269
Inferred Resources	9,700	11.1	3,467	3,467
Quimsacocha (11), Ecuador				(100%)
Probable Reserves	8,098	6.5	1,682	1,682
Indicated Resources	9,935	6.6	2,107	2,107
Inferred Resources	299	6.3	61	61
TOTAL (excl. Tarkwa & Damang)
Proven & Probable Reserves	394,731	1.4	18,354	14,167
Meas. & Indicated Resources	541,578	1.4	24,465	18,378
Inferred Resources	120,178	2.3	8,988	7,286

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In underground operations, mineral resources contain similar dilution and mining recovery as mineral reserves.
(3)
In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(4)
Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them.  Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.  See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards".

(5)
Rosebel mineral reserves have been estimated as of December 31, 2010 using a $975/oz gold price and mineral resources have been estimated as of December 31, 2010 using a $1,100/oz gold price and have been estimated in accordance with NI 43-101.

(6)
Essakane mineral reserves have been estimated as of December 31, 2010 using a $975/oz gold price and mineral resources have been estimated as of December 31, 2010 using a $1,100/oz gold price and have been estimated in accordance with NI 43-101. Mineral reserves at the Falagountou deposit have been estimated as of December 31, 2009 using a $850/oz gold price and mineral resources have been estimated as of December 31, 2009 using a $1,000/oz gold price and have been estimated in accordance with NI 43-101.

(7)
The Corporation indirectly owns a 100% interest in all deposits at the Mupane Mine, other than the Golden Eagle deposit, in which it indirectly owns an 85% interest. Mineral reserves have been estimated as of December 31, 2010 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2010 using also a $1,200/oz gold price due to the expected short mine life of the asset and high gold price environment. Resources and reserves estimates have been estimated in accordance with NI 43-101.

(8)
Mineral reserves at Sadiola have been estimated as of December 31, 2010 using a US $900/oz gold and mineral resources have been estimated as of December 31, 2010 using a US $1,100/oz gold and have been estimated in accordance with JORC code. Mineral reserves at Yatela have been estimated as of December 31, 2010 using a US $1,000/oz gold and mineral resources have been estimated as of December 31, 2010 using a US $1,180/oz gold and have been estimated in accordance with JORC code.

(9)
The Doyon Division includes mineral reserves from the Mouska Gold Mine and resources from both the Doyon and Mouska Gold Mines. Mineral reserves at Mouska have been estimated as of December 31, 2010 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2010 using also a $1,200/oz gold price due to the expected short mine life of the asset and high gold price environment. Resources and reserves estimates have been estimated in accordance with NI 43-101.

(10)	Westwood mineral resources have been estimated as of October 2010 using a 6.0 grams per tonne gold cutoff over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.
(11)
Quimsacocha mineral resources have been estimated as at July 2008 using a 3.0 grams per tonne gold cutoff and mineral reserves have been estimated using a US $750/oz gold and have been estimated in accordance with NI 43-101.

Table 3: Mineral Reserves and Resources for Tarkwa and Damang

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
GOLD OPERATIONS	Tonnes (000)	Grade (g/t)	Ounces of Gold Contained (000)	Attributable Contained Ounces of Gold (000)
Tarkwa, Ghana				(18.9%)
Proven Reserves	136,900	1.3	5,692	1,076
Probable Reserves	107,300	1.2	4,165	787
Subtotal	244,200	1.3	9,857	1,863
Measured Resources	128,500	1.5	6,040	1,142
Indicated Resources	173,400	1.2	6,705	1,267
Inferred Resources	26,000	3.1	2,569	486
Damang, Ghana				(18.9%)
Proven Reserves	2,843	1.6	146	28
Probable Reserves	39,016	1.6	1,977	373
Subtotal	41,859	1.6	2,123	401
Measured Resources	4,941	1.5	243	46
Indicated Resources	58,955	1.6	3,100	586
Inferred Resources	12,651	3.4	1,378	260
TOTAL (Tarkwa & Damang)
Proven & Probable Reserves	286,059	1.3	11,980	2,264
Measured & Indicated Resources	365,796	1.4	16,088	3,041
Inferred Resources	38,651	3.2	3,947	746

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations.
(3)	Mineral reserves have been estimated as of June 30, 2010 using a US $925/oz gold and mineral resources have been estimated as of June 30, 2010 using a US $1,000/oz gold.
(4)	Mineral resources have been estimated in accordance with SAMREC code.

Table 4: Mineral Reserves and Resources of Non-Gold Operation

MINERAL RESERVES AND RESOURCE (1) (2) (3) (4)
	December 31, 2010
NON-GOLD OPERATION	Tonnes (000)	Grade Nb2O5 (%)	Contained Nb2O5 (million kilograms)
Niobec, Quebec			(100%)
Proven Reserves	16,571	0.54	90.0
Probable Reserves	29,145	0.53	153.8
Subtotal	45,716	0.53	243.8
Measured Resources	16,571	0.54	90.0
Indicated Resources	29,145	0.53	153.8
Inferred Resources	59,672	0.53	316.3

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations.
(3)
Mineral reserves and measured and indicated resources have been estimated as at December 31, 2010 using a cutoff of 2.31 kg Nb2O5 per tonne and inferred mineral resources have been estimated using a cutoff of 1.94 kg Nb2O5 per tonne.

(4)	Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.